Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income before income taxes	$506	$544	$934	$1,497	$1,161
Fixed charges, excluding capitalized interest	198	133	108	66	55
Total earnings available for fixed charges	$704	$677	$1,042	$1,563	$1,216

Fixed charges:
Interest and debt expense (1)	$141	$92	$65	$39	$34
Assumed interest element included in rent expense	57	41	43	27	21
Total Fixed charges	$198	$133	$108	$66	$55

Ratio of earnings to fixed charges	3.56	5.10	9.61	23.68	22.29
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(1)	Includes amortization of debt-related expenses plus capitalized interest.